October 29, 2019

Karen Howard
Chief Executive Officer
Greene Concepts, Inc.
13195 U.S. Highway 221N
Marion, North Carolina 28752

       Re: Greene Concepts, Inc.
           Offering Statement on Form 1-A
           Filed October 2, 2019
           File No. 024-11090

Dear Ms. Howard:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed October 2, 2019

General

1.    We note that you acquired Mammoth Ventures Inc., formerly known as North
Cove
      Springs Bottling and Beverage, Inc., for $1,350,000. Please tell us how you determined that financial statements for Mammoth and pro forma financial information were not required in your offering statement pursuant to Part F/S(b)(7)(iii) and
(iv) of Form 1-A of
      Regulation A. Additionally, please clarify whether the date of the acquisition was
      December 24, 2018 or February 6, 2019.
2. We note that Exhibit 6.2 refers to Ms. Howard, the Chief Executive Officer and Principal
      Accounting Officer, as a contractor. Please tell us and disclose whether you consider Ms.
      Howard to be a contractor or an employee of the company. If she is a contractor, please provide analysis with regard to New York Business Corporation Law and your Bylaws as to how the Company may legally fill this position with a contractor. Include a discussion regarding the difference in state and federal liability of a contractor compared to an
 Karen Howard
FirstName LastNameKaren Howard
Greene Concepts, Inc.
Comapany NameGreene Concepts, Inc.
October 29, 2019
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October 29, 2019 Page 2
FirstName LastName
         employee of the company.
Overview, page 1

3. Please reconcile your disclosure on page 1 that on February 6, 2019, BNL Capital agreed to sell 100% of the outstanding shares of Mammoth to you with your disclosure on page
         26 that in November 2018 you formed Mammoth as a wholly-owned subsidiary and on December 24, 2018 Mammoth entered into an agreement to acquire the
         Marion facility. Please make conforming changes throughout the offering statement.
The Offering, page 5

4. We note your disclosure on page 5 that the minimum subscription amount is
         $100. Please tell us with specificity which provision in the subscription agreement mentions a minimum subscription amount of $100.
Since our officers and directors have substantial influence over the company, page 12

5. On page 12 you refer to your directors and executive officers have significant control over stockholder matters and the substantial equity interest held by your CEO. However, you disclose on page 33 that your officers and directors as a group beneficially own
         0.23% of the total voting stock of the company. Please reconcile. Also, tell us how you calculated the percentage ownership of your officers and directors mentioned on page 12 if all of the shares offered are sold.
Use of Proceeds, page 19

6. Please revise the disclosure in this section to explain how the proceeds will be used for the four phases mentioned on page 29.
Description of Business
Government Regulation, page 20

7. Please include a discussion regarding your plans to bring your "nutrionally enhanced"
         beverage to market and the regulatory process with the FDA and other agencies you mention on page 24. Please include an estimate of time and cost to receive approval for your products to be sold to consumers and the type of approval you will seek. Please make sure your Phase Three plan of operation is consistent with the time and expense disclosed. In addition, include a discussion regarding the "strong science and documentation" to which you refer on page 34 and the foundation for your claims CBD products have nutritionally enhancing properties and are beneficial for health and wellness.
Interests of Management and Others in Certain Transactions, page 33

8. Please describe the transactions in which Loren Brown and Robert Levitt acquired 12 million shares of your Preferred Class A Stock. Also, tell us why you have not included in
 Karen Howard
FirstName LastNameKaren Howard
Greene Concepts, Inc.
Comapany NameGreene Concepts, Inc.
October 29, 2019
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October 29, 2019 Page 3
FirstName LastName
         this section disclosure concerning Leonard Greene. In this regard we note your disclosure on page F-13 about the loan payable to Mr. Greene and the disclosure on page F-15 that
         Mr. Greene is a beneficial shareholder.
Security Ownership of Management and Certain Securityholders, page 33

9. We note for the fiscal year ended July 2018, Mr. Leonard Greene owned ten million shares of your preferred stock and continued to serve as president of the corporation in
         2019. You disclose the Company issued Messrs. Brown and Levitt preferred stock in exchange for financing the acquisition in February of 2019 equaling 12 million shares.
         However, we note your disclosure on page 34 that there are 12,085,500 shares of your preferred stock issued and outstanding. Please revise the beneficial ownership table on page 33 or revise the business section to disclose the repurchase of Mr. Greene's shares.
         In addition, in Part I of your offering statement, you disclose the issuance of only 85,500 preferred shares, when it appears you issued 12 million within the last 12 month period.
         Please revise or explain this discrepancy to us.

10. Please confirm Ms. Kaye and Mr. Kraemer are no longer significant shareholders in the company and disclose the mechanism by which they disposed of their shares. In addition, please tell us how many shares were outstanding as of July 31, 2018. On page F-15, you indicate the 445,000,000 shares owned by Ms. Kaye constituted 43% of the outstanding common stock of the company, which exceeds the number set forth in the footnotes to the beneficial ownership table on page 33. Please reconcile this disclosure.
Unaudited Financial Statements for the Nine Months Ended April 30, 2019
Note 1   Significant Accounting Policies
E. Fixed Assets, page F-5

11. We note your disclosure that the Marion, North Carolina facility was valued by a third party appraisal and is depreciated based on that valuation. Although you are not required to make reference to this independent third-party expert, to the extent that you do refer to experts in your offering statement, we remind you that you should disclose the name of the expert and include the expert's consent pursuant to Item 17(11) to
Part III of Form 1-
         A. Please revise your offering statement accordingly, remove the reference to the third party appraiser, or explain to us why a consent is not required.
Exhibit Index, page F-17

12. Please file as exhibits the Asset Purchase Contract and Receipt agreement mentioned on page 26 and the agreement underlying the shareholder loan payable mentioned on page F-
         13.
        We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its
 Karen Howard
Greene Concepts, Inc.
October 29, 2019
Page 4

compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Dale Welcome at 202-551-3865 or John Cash, Accounting Branch
Chief, at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Kate McHale, Staff
Attorney, at 202-551-3464 with any other questions.



                                                          Sincerely,
FirstName LastNameKaren Howard
                                                          Division of
Corporation Finance
Comapany NameGreene Concepts, Inc.
                                                          Office of
Manufacturing
October 29, 2019 Page 4
cc:       Louis A. Bevilacqua
FirstName LastName